TRW Automotive
12001 Tech Center Drive
Livonia, MI 48150
March 10, 2008
Mr. Daniel Morris
Attorney-Advisor
Office of the Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TRW Automotive Holdings Corp.
Definitive 14A
Filed March 30, 2007
File No. 001-31970
Dear Mr. Morris:
     On behalf of TRW Automotive Holdings Corp. (the “Company”), we are providing the following responses pursuant to our telephone discussion on February 29, 2008 regarding the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated December 10, 2007, relating to the Company’s above-referenced Proxy Statement (the “2007 Proxy Statement”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold below.
1.	While we note your response to prior comment 2, we re-issue the comment. To the extent you are benchmarking compensation of your named executive officers, please identify in future filings the companies included in each compensation survey relied upon by the company for benchmarking purposes. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We will identify in future filings the companies included in each compensation survey relied upon by the company for benchmarking purposes where we are contractually permitted to do so. To the extent the number of companies included a survey is too voluminous to permit disclosure in the body of our proxy, we will disclose such information as an addendum to the proxy. To the extent that the owner or compiler of a particular compensation survey will not permit us to disclose the participants in such survey, we will disclose that fact in our proxy.

Mr. Daniel Morris
Division of Corporate Finance
Securities and Exchange Commission
March 10, 2008

2.	We note your response to prior comment 4. Please confirm that you will comply with the comment in future filings.

We will comply with the comment in future filings.

3.	While we note your response to prior comment 5, we re-issue the comment. Please confirm that you will, in future filings, more fully address the discretion exercised by the compensation committee with respect to your compensation programs. Further, to the extent that discretion is exercised based on certain factors, please discuss with specificity how each factor impacted the final compensation determination.

We will, in future filings, more fully address the discretion exercised by the compensation committee with respect to our compensation programs. To the extent that discretion is exercised based on certain factors, we will discuss with as much specificity as is possible how such factors impacted the final compensation determination.
If you have any questions or comments on our response, please contact me at 734.855.2603.
Sincerely,
/s/ David L. Bialosky
David L. Bialosky
Executive Vice President and General Counsel
TRW Automotive Holdings Corp.